As filed with the Securities and Exchange Commission on November 7, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNTROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	73-1565725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard L. Edmonson

Senior Vice President, General Counsel

and Corporate Secretary

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John D. Geddes

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $.01 per share(1)	4,706,986	(2)	$3.57	(3)	$16,803,941	(3)	$1,799	(3)
Common Stock Warrants	100,000		—		—		—
Total	4,706,986		—		—		$1,799	(3)

(1)	Includes preferred stock purchase rights associated with the Common Stock. No separate consideration is payable for the preferred stock purchase rights.
(2)	Includes 100,000 shares of Common Stock that may be issued pursuant to the exercise of the Warrants issued to Sovereign Oil & Gas Company II, LLC and 4,606,986 shares of Common Stock that may be issued in repayment of the secured promissory notes dated May 8, 2002, as amended, and February 1, 2003, as amended, issued pursuant to the Participation Agreement between us and Marathon Oil Company dated May 8, 2002, as amended (plus in accordance with Rule 416 of the Securities Act of 1933, an indeterminate number of shares of Common Stock to cover any adjustment in the number of shares issuable as a result of the antidilution provisions of the Warrants).
(3)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o). Pursuant to Rule 457(c), the proposed maximum offering price has been calculated based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on November 2, 2006. Pursuant to Rule 457(g), no separate registration fee is required for the registration of the Warrants because the Warrants are to be registered for distribution in the same registration statement as the Common Stock to be offered pursuant to the exercise of the Warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling holders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2006

PRELIMINARY PROSPECTUS

4,706,986 Shares of Common Stock

100,000 Common Stock Warrants

This prospectus covers the offer and sale of warrants for the purchase of common stock and shares of common stock (including shares issuable upon exercise of the warrants and shares issuable in repayment of secured promissory notes dated May 8, 2002, as amended, and February 1, 2003, as amended, issued pursuant to the Participation Agreement between us and Marathon Oil Company dated May 8, 2002, as amended) by selling holders identified on page 15 of this prospectus. We will not receive any proceeds from these sales.

The selling holders may offer and sell the shares and the warrants from time to time. The selling holders may offer the shares and warrants at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The common stock is quoted on the Nasdaq National Market under the symbol SYNM. On November 6, 2006, the last reported sale price of the common stock on the Nasdaq National Market was $3.78.

You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus, the terms “Syntroleum,” “we,” “us” and “our” mean Syntroleum Corporation, a Delaware corporation, and its subsidiaries and predecessors, unless the context indicates otherwise. Our GTL technology can be used for converting natural gas or synthesis gas from coal, into synthetic liquid hydrocarbons. Generally, any reference to GTL is also applicable to CTL unless the context indicates otherwise.

i

Syntroleum Corporation

We are seeking to develop and employ innovative technology to acquire and cause the production of stranded energy assets in various regions of the world. We are focusing our efforts on:

•	projects that will allow us to use our proprietary processes for converting natural gas, or synthesis gas from coal or other materials, into synthetic liquid hydrocarbons, a process generally known as gas-to-liquids (“GTL”) or coal-to-liquids (“CTL”) technology, utilizing Fischer-Tropsch synthesis; and

•	projects in which we are directly involved in the field development, production and processing of hydrocarbons, including projects that involve traditional methods of production and processing, projects that we expect will later include the use of our GTL technologies.

We seek to form joint ventures for projects and acquire equity interests in these projects. We also license our GTL technologies, which we refer to as the “Syntroleum Process” and the “Synfining Process,” to others. We believe that our use of air in the conversion process provides our technology with a competitive advantage compared to other technologies that use pure oxygen, thereby allowing us to build smaller footprint plants, like our designed barge- or ship-mounted GTL plant (“GTL Mobile Facility”), and avoid the inherent operating risks associated with using pure oxygen.

We are currently investing a significant amount of our resources into our designed GTL Mobile Facility and other potential international or domestic GTL or CTL projects. We believe that these projects offer the greatest potential to meet our objective of generating cash flow and utilizing the advantages of our processes. We also have projects ongoing and at varying stages of development with co-venturers and licensees in various geographical areas, including, Australia, Bolivia, Egypt, Germany, Nigeria, Papua New Guinea, Trinidad and the United States. We may obtain funding through joint ventures, license arrangements and other strategic alliances, as well as various other financing arrangements to meet our capital and operating needs for various projects. We are currently exploring alternatives for raising capital to fund the growth of our CTL business, including the development, and demonstration of effectiveness, of our technology with coal-derived synthesis gas. We are also exploring alternatives for raising capital to fund our acquisition of oil and gas properties and conveying all or a portion of our interests in our currently owned properties. We expect to incur increases in our costs as we continue to develop and commercialize our projects.

We are incurring substantial operating and research and development costs with respect to developing and commercializing the Syntroleum Process, our proprietary process of converting natural gas or gasified coal into synthetic liquid hydrocarbons, and the Synfining Process, our proprietary process for refining synthetic liquid hydrocarbons produced by the Syntroleum Process, and do not anticipate recognizing any significant revenues from licensing our technology or from production from either a GTL or CTL plant in which we own an interest in the near future. As a result, we expect to continue to operate at a loss until sufficient revenues are recognized from licensing activities, commercial operation of GTL or CTL plants or non-GTL projects we are developing. As of September 30, 2006, we had approximately $38,251,000 of cash and cash equivalents available to fund operations. We believe that we currently have sufficient cash and financing capabilities to meet our funding requirements over the next year. However, we have experienced, and continue to experience, negative operating margins and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment related to construction of GTL or CTL plants and other activities, including exploration and production of energy assets and research and development programs in which we participate. Our longer-term survival will depend on our ability to obtain additional revenues or financing.

During the past five years, we have been focusing on commercializing the Syntroleum Process and Synfining Process to develop our own GTL and, more recently, CTL projects and we have also pursued more traditional oil and gas development and processing activities. We began business as GTG, Inc. on November 15, 1984. On April 25, 1994, GTG, Inc. changed its name to Syntroleum Corporation. On August 7, 1998,

Syntroleum Corporation merged into SLH Corporation. SLH Corporation was the surviving entity in the merger and was renamed Syntroleum Corporation. Syntroleum Corporation was later re-incorporated in Delaware on June 17, 1999 through its merger into a Delaware corporation that was organized on April 23, 1999.

Miscellaneous

Our principal executive offices are located at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107, and our telephone number at that location is (918) 592-7900.

Risk Factors

You should carefully consider the risks described below, in addition to the other information in this prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are not the only ones facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the offered securities could decline, and you may lose all or part of your investment in us.

Risks Relating to Our Technology

We might not successfully commercialize our technology, and commercial-scale GTL or CTL plants based on the Syntroleum Process may never be successfully constructed or operated.

We do not have significant experience managing the financing, design, construction or operation of commercial-scale GTL or CTL plants, and we may not be successful in doing so. No commercial-scale GTL or CTL plant based on the Syntroleum Process has been constructed to date. A commercial-scale GTL or CTL plant based on the Syntroleum Process may never be successfully built either by us or by our licensees. Success depends on our ability and the ability of our licensees to economically design, construct and operate commercial-scale GTL or CTL plants based on the Syntroleum Process. Successful commercial construction and operation of a GTL or CTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control.

Commercial-scale GTL or CTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory, demonstration and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory, demonstration plant and pilot plant basis. Results that could cause commercial-scale GTL or CTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory, pilot plant and demonstration plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, thereby increasing operating costs;

•	excessive production of gaseous light hydrocarbons from the Fischer-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations;

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs;

•	inability of third-party gasification and synthesis gas clean-up technology integrated into the Syntroleum Process to produce quantities of quality synthesis gas adequate for economic operation of a CTL plant; and

•	higher than anticipated capital and operating costs to design, construct and operate a GTL or CTL plant.

In addition, these plants could experience mechanical difficulties related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more resources than we do, and GTL and CTL technologies developed by competitors could become more commercially successful than ours or render our technology obsolete.

Development of GTL and CTL technology is highly competitive, and other GTL and CTL technologies could become more commercially successful than ours. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL and CTL technologies, including BP, ConocoPhillips, ExxonMobil, Sasol (including its participation in a joint venture with Chevron) and Shell. Each of these companies has significantly more financial and other resources than we do to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL or CTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. Additionally, several small companies have developed and are continuing to develop competing GTL and CTL technologies. The DOE has also sponsored a number of research programs relating to GTL and CTL technology that could potentially lower the cost of competitive processes.

As our competitors continue to develop GTL and CTL technologies, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves complexities and uncertainties and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Additional patents may not be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, are often difficult to predict and vary significantly from country to country. We, our licensors, or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL or CTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or proprietary rights of others. We may not become aware of patents or rights that may have applicability in the GTL or CTL industry until after we have made a substantial investment in the development and commercialization of those technologies. Third parties may claim that we have infringed upon past, present or future GTL or CTL technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our co-venturers, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing proprietary GTL or CTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL and CTL plants based on the Syntroleum Process or intellectual property disputes.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if GTL or CTL plants based on the Syntroleum Process were to fail to operate as designed. Our license agreements require us to indemnify the licensee, subject to a cap of 50 percent of the license fees we receive, against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum Process;

•	acts or omissions by us in connection with our preparation of process design packages for plants; and

•	performance guarantees that we may provide.

Industry rejection of our technology would make the construction of GTL and CTL plants based on the Syntroleum Process more difficult or impossible and would adversely affect our ability to receive future license fees.

Demand and industry acceptance for our GTL or CTL technology are subject to uncertainty. Failure by the industry to accept our technology would make construction of our GTL or CTL plants more difficult or impossible, adversely affecting our ability to receive future license fees and generate other revenue. If a high profile industry participant were to adopt the Syntroleum Process and fail to achieve success, or if any commercial GTL or CTL plant based on the Syntroleum Process were to fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected.

If ongoing work to enhance project economics and improvements to the Syntroleum Process is not commercially viable, the design and construction of lower-cost GTL and CTL plants based on the Syntroleum Process could be delayed or prevented.

If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL or CTL plants that could be built by us and our co-venturers and by our licensees could be significantly limited. A number of improvements to the Syntroleum Process are in various stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis.

Risks Relating to Our Business

We will need to obtain funds from additional financings or other sources for our business activities or sell technology, discontinue operations, etc. If we do not receive these funds, we would need to reduce, delay or eliminate some of our expenditures.

We have sustained recurring losses and negative cash flows from operations. Over the periods presented in the accompanying financial statements, our growth has been funded through a combination of equity and convertible debt financings, and the sale of certain assets. As of September 30, 2006, we had approximately $38,251,000 of cash and cash equivalents available to fund operations. We review cash flow forecasts and budgets periodically. We have experienced, and continue to experience, negative operating margins and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment related to construction of GTL or CTL plants and other activities, including exploration and production of energy assets and research and development programs in which we participate. We believe that we currently have sufficient cash and financing capabilities to meet our funding requirements over the next year.

We expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. In addition, we may wish to selectively pursue equity partnerships in certain gas or coal monetization projects in order to achieve operating efficiencies. We expect to seek to obtain additional funding through debt or equity financing in the capital markets, joint ventures, license agreements and other strategic alliances, as well as various other financing arrangements. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of the preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

If adequate funds are not available, we may be required to reduce, delay or eliminate expenditures for our GTL and CTL plant development and other activities, as well as our research and development and other activities, or seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves. The transactions outlined above may not be available to us when needed or on terms acceptable or favorable to us.

Construction of GTL or CTL plants based on the Syntroleum Process will be subject to risks of delay and cost overruns.

The construction of GTL or CTL plants based on the Syntroleum Process will be subject to the risks of delay or cost overruns resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

We have incurred losses and anticipate continued losses.

As of September 30, 2006, we had an accumulated deficit of $324.5 million. We have not yet achieved profitability and we expect to continue incurring net losses until we recognize sufficient revenues from licensing activities, GTL or CTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks we must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL and CTL technologies. We may not be successful in addressing these risks, and we may not achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to continue funding research and development and project development activities. Capital expenditures will depend on progress we make in developing various projects on which we are currently working. Increased revenues or cash flows may not result from these expenses.

If prices for crude oil, natural gas, coal and other commodities are unfavorable, GTL and CTL plants based on the Syntroleum Process may not be economical.

Because the synthetic crude oil, liquid fuels and specialty products that Syntroleum Process-based GTL and CTL plants are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas, coal or other materials will be used as the feedstock for these plants, an increase in prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that are beyond our control. Coal prices are also subject to variation due to supply and demand forces beyond our control. Factors that could cause changes in the prices and availability of oil, natural gas, coal and refined products include:

•	level of consumer product demand;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in oil and natural gas producing countries;

•	supply of foreign crude oil and natural gas;

•	location of GTL plants relative to natural gas reserves and pipelines;

•	location of CTL plants relative to coal reserves and transportation systems;

•	capacities of pipelines;

•	fluctuations in seasonal demand;

•	price and availability of alternative fuels; and

•	overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas, coal or other materials used in the Syntroleum Process or refined products.

Our belief that the Syntroleum Process can be cost effective for GTL plants with capacities from 17,000 to over 100,000 b/d depending upon the amount of oil, condensate, and LPG that is produced along with the natural gas assumes prevailing oil prices in the range of at least $25 per barrel. We believe that the Syntroleum Process for CTL can be cost effective assuming prevailing oil prices in the range of $35-40 per barrel, with gasification technology representing approximately 75-80 percent of the capital cost of a CTL plant. However, the markets for oil and natural gas have historically been volatile and are likely to continue to be volatile in the future. Although world crude oil prices were approximately $59 per barrel in December 2005, crude oil prices fell for a period of time during 1998 to historically low levels below $10 per barrel and could return to such low levels in the future.

Adverse operating conditions could prevent GTL and CTL plants based on the Syntroleum Process from operating economically.

The economic application of GTL and CTL technologies depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, size of equipment, quality of the natural gas feedstock, type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires construction of substantial infrastructure, plant economics would be adversely affected. Additionally, plants that are not designed to produce specialty products or other high margin products, and plants that are not used to convert natural gas that is associated with oil reserves, will be more dependent on favorable natural gas and oil prices than plants designed for those uses.

GTL and CTL plants will depend on the availability of natural gas or coal at economic prices, and alternative uses of natural gas or coal could be preferred in many circumstances.

Construction and operation of GTL plants will depend on availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where GTL plants are built, and this may affect operating margins of these plants as other markets compete for available natural gas.

Construction and operation of CTL plants will depend on the availability of coal or other carbon-based materials such as pet-coke or vacuum resid at economic prices. The cost of coal varies depending upon the energy value per ton of different types of coal and the type of mining operations. The markets for these feedstocks are highly dependent upon the source, location and availability of transportation systems that are generally tied to the power generation sector. Higher coal prices are generally found closer to major population centers where power plants may have a competitive advantage in converting coal to power for transmission in the local region.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL or CTL plant based on the Syntroleum Process or to pursue alternative GTL or CTL technologies.

Our licensees will determine whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. To date, no licensee of the Syntroleum Process has exercised its right to obtain a site license. Under most circumstances, a licensee will need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL or CTL plants will depend on a variety of factors outside our control, including the prevailing view of price outlook for crude oil, natural gas, coal and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause and without penalty, upon 90 days’ notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL or CTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chairman of the Board and inventor with respect to many of our patents and patent applications, and John B. Holmes, Jr., our President and Chief Executive Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained and the timing of implementation may be impacted if we are unable to attract and retain sufficient personnel. At September 30, 2006, we had 78 full-time employees. Except for a $500,000 life insurance policy that we hold on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees. We have entered into employment agreements with several key employees.

We depend on strategic relationships with manufacturing and engineering companies. If these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to, and believe our licensees will, utilize third-party component manufacturers in the design and construction of GTL and CTL plants based on the Syntroleum Process. If any third-party manufacturer is unable to acquire raw materials or provide components of GTL or CTL plants based on the Syntroleum Process in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays or construction or development plans could be canceled while alternative suppliers or manufacturers are identified. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture components for GTL and CTL plants based on the Syntroleum Process. We have conducted development activities with third parties for our proprietary catalysts and other equipment, including turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays or construction plans could be canceled while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL or CTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

•	timing of any construction by us or our licensees of GTL and CTL plants;

•	demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	coal prices;

•	timing and productivity of oil and gas wells;

•	timing and amount of research and development expenditures;

•	demand for synthetic fuels and specialty products;

•	introduction or enhancement of GTL or CTL technologies by us and our competitors;

•	availability of insurance;

•	market acceptance of new technologies; and

•	general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL and CTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL or CTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, as well as with any requisite environmental or construction permits, may increase the costs of designing, constructing and operating our GTL or CTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our previously owned real estate.

Terrorist threats and U.S. military actions could result in a material adverse effect on our business.

Subsequent to the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States commenced military actions in response to these attacks. On March 19, 2003, the United States and a coalition of other countries initiated military action in Iraq for the stated purpose of removing that country’s government and destroying its ability to use or produce weapons of mass destruction. Further acts of terrorism in the United States or elsewhere could occur. In addition, recent world political events have resulted in increasing tension involving Iran, North Korea and Syria. These developments and similar future events may cause instability in the world’s financial and insurance markets and could significantly increase political and economic instability in the geographic areas in which we may wish to operate. These developments could also lead to increased volatility in prices for crude oil and natural gas. In addition, these developments could adversely affect our ability to access capital and to successfully implement projects currently under development.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums charged for many coverages and issued general notices of cancellations to their customers for war risk, terrorism and political risk insurance with respect to a variety of insurance coverages. Insurance premiums could be increased further or coverages may be unavailable in the future.

United States government regulations effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we may wish to operate in the future. These developments could subject the operations of our company to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

•	cost competitiveness of the synthetic products of the Syntroleum Process;

•	consumer reluctance to try a new product;

•	environmental, safety and regulatory requirements; and

•	emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market and we do not know if distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

We may not be successful in acquiring interests in oil and natural gas properties.

The successful acquisition of oil and natural gas properties requires an assessment of recoverable reserves, future oil and natural gas prices, capital and operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. Because we do not have a database of acquired properties and other resources used in acquiring interests in oil and gas properties, we may not be as well positioned as many of our competitors to successfully acquire interests in properties.

Natural gas and oil drilling is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance described in this prospectus.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

The natural gas and oil business involves operating hazards such as:

•	well blowouts;

•	mechanical failures;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	geologic formations with abnormal pressures;

•	pipeline ruptures or spills;

•	releases of toxic gases; and

•	other environmental hazards and risks.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry a significant amount of business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

As of September 30, 2006, our directors and officers beneficially owned approximately 17% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Our stock price may continue to be volatile and could decline following this offering.

Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. We are required to maintain standards for listing of our common stock on the National Market System of the Nasdaq Stock Market, and we cannot assure you that we will be able to do so. There is no guarantee that an active public market for our common stock will be sustained.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 17% of the outstanding shares of our common stock as of September 30, 2006. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

Forward-Looking Statements

This prospectus includes forward looking statements as well as historical facts. These forward looking statements include statements relating to the Syntroleum Process and related technologies including Synfining, GTL and CTL plants based on the Syntroleum Process, including our GTL Mobile Facilities, anticipated costs to design, construct and operate these plants, the timing of commencement and completion of the design and construction of these plants, expected production of ultra-clean diesel fuel, obtaining required financing for these plants and our other activities, the economic construction and operation of GTL or CTL plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with co-venturers) and the economic production of oil and gas reserves, anticipated capital expenditures, anticipated expense reductions, anticipated cash outflows, anticipated expenses, use of proceeds from our equity offerings, anticipated revenues, availability of catalyst materials, our support of and relationship with our licensees, and any other statements regarding future growth, cash needs, capital availability, operations, business plans and financial results. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward looking statements. Although we believe that the expectations reflected in these forward looking statements are reasonable, these kinds of statements involve risks and uncertainties. Actual results may not be consistent with these forward looking statements. Important factors that could cause actual results to differ from these forward looking statements are described under “Risk Factors” beginning on page 3 and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from sales of common stock and warrants by the selling holders.

Selling Holders

This prospectus covers the offer and sale by the selling holders listed in the following table of up to 100,000 warrants, each exercisable for one share of common stock, and 4,706,986 shares of common stock (including up to 100,000 shares issuable upon exercise of the warrants issued to Sovereign Oil & Gas Company II, LLC (“Sovereign”) and 4,606,986 shares issuable in satisfaction of the two secured promissory notes dated May 8, 2002, as amended, and February 1, 2003, as amended (the “Notes”) issued pursuant to the Participation Agreement dated May 8, 2002, as amended (the “Participation Agreement”) between us and Marathon Oil Company (“Marathon”)).

We originally issued the warrants to Sovereign as compensation for consulting services on January 15, 2005, November 28, 2005 and July 26, 2006.

We originally issued the Notes to Marathon on May 8, 2002 and February 1, 2003 pursuant to a Participation Agreement between us and Marathon dated May 8, 2002. Each of the Notes bears interest at a rate of 8 percent per year and has been extended to mature on December 15, 2006. Under the terms of the Notes, Marathon has the right to receive its repayment in the form of our common stock.

The following table sets forth certain information known to us regarding beneficial ownership of common stock by the selling holders as of September 30, 2006, and the shares of common stock and warrants offered by this prospectus. Shares set forth under the headings “Shares Beneficially Owned Before Offering” and “Shares Beneficially Owned After Offering” include shares underlying the offered warrants.

	Shares Beneficially Owned Before Offering		Warrants Beneficially Owned Before Offering	Shares Offered			Shares Beneficially Owned After Offering
Selling Holder	Shares	% of Total Outstanding Shares		Outstanding Shares	Shares Underlying Warrants/ Notes	Warrants Offered	Shares	% of Total Outstanding Shares
Sovereign Oil & Gas Company II, LLC(1)	8,750	0.0%	100,000	—	100,000	100,000	100,000	0.2%
Marathon Oil Company(2)	0	0	0	—	4,606,986	0	4,606,986	7.6%

(1)	Includes 100,000 shares underlying warrants issued as compensation for consulting services.
(2)	Includes 4,606,986 shares underlying the Notes issued pursuant to a Participation Agreement between us and Marathon dated May 8, 2002. Should the share price rise above $6.00, these shares would be recomputed with a minimum share price of $6.00 and a maximum share price of $8.50.

The selling holders listed above, or persons who obtain common stock or warrants from the selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction (who also are selling holders under this prospectus), may sell up to all of the shares of the common stock shown above under the heading “Shares Offered” and, to the extent the warrants have not yet been exercised, up to all of the warrants relating to 100,000 of those shares shown above under the heading “Warrants Offered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling holders are not obligated to sell any of the shares of common stock or warrants offered by this prospectus.

Joint Development Agreement with Sovereign

In March 2004, we entered into a joint development agreement with Sovereign, a consulting firm that we have retained to assist us in acquiring stranded natural gas fields worldwide utilizing the Syntroleum Process as feedstock for our barge-mounted GTL plant. As compensation for Sovereign’s consulting services, the agreement provides that Sovereign is to receive up to 2,000,000 warrants. The agreement also requires us to pay Sovereign’s fixed general and administrative costs and other business expenses for each contract year of the agreement. Under the agreement, we agreed to issue warrants to purchase 50,000 shares of our common stock at an exercise price of $6.40 upon stockholder approval of the agreement. These warrants are exercisable for five years beginning on the date of stockholder approval, which was received on April 26, 2004. In addition, under the agreement we are required to issue warrants to purchase 25,000 shares upon our acquisition of an interest in a property proposed by Sovereign, the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding joint participation in the project involving such a property, exercisable five years from the acquisition or agreement date. If we and Sovereign do not receive a cash bonus or overriding royalty interest in connection with the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding our joint participation in the project involving such a property, we will issue an additional 25,000 warrants exercisable for five years from the acquisition or agreement date plus an additional 50,000 warrants exercisable for five years from the date of first production of hydrocarbons from the property. We are required under the agreement to issue warrants to purchase 12,500 shares upon our acquisition of an interest in a property proposed by us and accepted by Sovereign or for which we initiated negotiations, the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding participation in the project involving such a property, exercisable for five years from the acquisition or agreement date. Warrants issued in connection with properties acquired or third-party participation achieved between March 1, 2004 and March 1, 2005 will have an exercise price of $6.40. Warrants issued in connection with properties acquired or third-party participation achieved after March 1, 2005 will have exercise prices per share to be determined based on the price for our common stock on March 1 of the contract year stated in the agreement during which the project commences. No more than 2,000,000 shares of our common stock are issuable upon exercise of the warrants issued pursuant to the agreement.

On August 27, 2004, we entered into a Heads of Agreement with Yinka Folawiyo Petroleum Company Ltd. (“YFP”), pursuant to which we are required to delineate and potentially develop an oil and gas discovery on Oil Mining Lease (“OML”) 113 offshore Nigeria. On January 13, 2005, we finalized agreements to begin the delineation of the Aje Field. The agreements are with YFP and several other companies, to which we refer collectively as the “Participants.” On April 14, 2005, we and other Participants received approval from the Nigerian government for the assignment of interest in OML 113 offshore Nigeria to us and the Participants.

In November 2005, we entered into a Heads of Agreement with Brittania-U Nigeria Limited (“Brittania-U”) to acquire a 40 percent participating interest in the Ajapa Marginal Field (the “Ajapa Field”) in OML 90 offshore Nigeria, which has a size of approximately 11,367 acres. On February 26, 2006, we entered into a Participation Agreement and Joint Operating Agreement with Britannia-U regarding the Ajapa Field. We received approval from the Nigerian government on June 12, 2006. On September 13, 2006, our subsidiary, Syntroleum Nigeria Limited (“Syntroleum Nigeria”), received written notification from Brittania-U that all of the required approvals under the Participation Agreement had been received.

On April 24, 2006, our stockholders approved an amendment to the joint development agreement with Sovereign to change the exercise price of warrants issued to the closing per share sale price of our common stock as of December 1 prior to the contract year in which the warrants were issued. December 1 of each year is the date that either party must notify the other party that it is electing to terminate the contract as of March 1 of the following year.

We issued a total of 100,000 warrants in 2005 and 2006 to Sovereign in connection with the execution of definitive agreements relating to the development of our interest on OML 113 and OML 90. Of the 100,000 warrants, 50,000 have an exercise price of $6.40, 25,000 have an exercise price of $6.94 and 25,000 have an exercise price of $7.98 per share.

Participation Agreement with Marathon

In May 2002, we signed the Participation Agreement with Marathon in connection with the DOE Catoosa Project. This agreement requires Marathon to reimburse us for up to $5 million in project costs and to provide up to $3 million in Marathon personnel contributions. We have also agreed to allow Marathon to credit an additional $1.2 million in expenditures related to past work against future license fees. Marathon is entitled to credit these contributions against future license fees in specified circumstances. As of September 30, 2006, we had received reimbursement of $5 million of project costs ($1 million of which is included in deferred revenue as a fuel delivery commitment) and $3 million in personnel contributions.

Marathon also agreed to provide project funding pursuant to loans under a two secured promissory notes with us. The promissory notes bear interest at a rate of eight percent per year and the maturity date of each note was extended in May 2006 to December 15, 2006. We are currently reviewing various options with regards to these notes. The balance of the promissory notes was $27.3 million, as of September 30, 2006, which includes accrued interest. The only other form of repayment to Marathon is its right to convert the promissory notes into credits against future license fees or into our common stock at no less than $6.00 per share and no more than $8.50 per share. Under certain circumstances, we may also elect to repay the notes in cash. The promissory notes were secured by a mortgage on the assets of the project that would allow Marathon to complete the project in the event of a default by us. Events of default under the promissory notes include failure by us to comply with the terms of the promissory notes, events of our bankruptcy, a material adverse effect on us, a change of control of our company and our current assets minus current liabilities falling below $10 million, excluding amounts due under the promissory notes and liabilities associated with prepaid license fees. We were in compliance with the provisions of the notes as of September 30, 2006.

Plan of Distribution

The selling holders may offer and sell the shares of common stock (including shares they acquired through the exercise of the warrants and as repayment of the Notes) offered by this prospectus and, to the extent the following transactions are available for the sale of warrants, the warrants offered by this prospectus, from time to time in one or more of the following transactions:

•	through the Nasdaq National Market or any other securities exchange that quotes the common stock,

•	in the over-the-counter market,

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transaction and other private transactions),

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales,

•	by pledge to secure debts and other obligations or on foreclosure of a pledge,

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock, or

•	in a combination of any of the above transactions.

The selling holders may sell their shares or warrants at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

The selling holders may use broker-dealers to sell their shares or warrants or may sell their shares or warrants to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling holders, or they will receive commissions from purchasers of shares or warrants for whom they acted as agents, or both. If a broker-dealer purchases shares or warrants as a principal, it may resell the shares or warrants for its own account under this prospectus.

We have informed the selling holders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock and warrants.

The selling holders and any agent, broker or dealer that participates in sales of common stock or warrants offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify Sovereign against certain liabilities arising under the Securities Act of 1933 from sales of common stock or warrants. The selling holders may agree to indemnify any agent, broker or dealer that participates in sales of common stock or warrants against liabilities arising under the Securities Act of 1933 from sales of common stock or warrants.

Instead of selling common stock or warrants under this prospectus, the selling holders may sell common stock and warrants in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

The term “selling holders” also includes persons who obtain common stock or warrants from the selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction.

Description of Warrants

Each warrant is exercisable for the purchase of one share of common stock upon at a price of $6.40, $6.94 or $7.98 per share. Warrants to purchase 50,000, 25,000 and 25,000 shares of our common stock are exercisable through January 15, 2010, November 28, 2010 and July 26, 2011. We may redeem a warrant at a redemption price of $.01 per warrant, at any time after any date at which the average daily per share closing price for the immediately preceding 20 consecutive trading days on the Nasdaq National Market exceeds $12.00.

The warrants were issued pursuant to a warrant agreement between us and the initial purchasers of the warrants. The warrant agreement may be amended upon our consent and the consent of warrantholders having the right to acquire, by virtue of holding the warrants, at least 50% of the shares which are then issuable upon exercise of the then outstanding warrants.

The shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933. However, the offer and sale of those shares by the holder is registered under the Securities Act under the registration statement to which this prospectus relates.

The warrant agreement requires that each warrantholder, including a purchaser of warrants pursuant to this prospectus, make specified representations and agree to the terms of the warrant agreement. These representations and agreements include the following:

•	the warrantholder agrees that the shares issuable upon exercise of a warrant are acquired for investment and the warrantholder will not purchase, offer, sell or otherwise dispose of any of those shares except under circumstances which will not result in a violation of the Securities Act of 1933,

•	in order to exercise a warrant, a warrantholder must be able to confirm in writing and must confirm in writing, by signing a certificate to be supplied by us, all of the representations and other covenants in the warrant agreement, including that the warrantholder is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act of 1933, and

•	the shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933 and will bear a legend to that effect restricting the transfer of those shares, as more specifically set forth in the warrant agreement.

The warrants and the warrant agreement do not confer upon any warrantholder any rights as a stockholder of our company, including the right to vote.

The warrants and the warrant agreement also do not impose any fiduciary or other duty on us, our officers or directors, in favor of any warrantholder. Each warrantholder agrees that it disclaims and waives all rights and fiduciary duties owed to stockholders.

The warrants contain provisions to protect the warrantholders against dilution by adjusting the price at which the warrants are exercisable and the number of shares issuable upon exercise of the warrants, upon the occurrence of certain events. These events include: the payment of stock dividends, and distributions, stock splits, and reclassifications.

Legal Matters

Certain legal matters in connection with the common stock offered by this prospectus will be passed on for us by our Senior Vice President, General Counsel and Corporate Secretary, Richard L. Edmonson, Tulsa, Oklahoma. As of the date of this prospectus, Mr. Edmonson owns options to purchase 250,000 shares of our common stock, of which 133,334 are currently exercisable.

Experts

The consolidated financial statements of Syntroleum Corporation as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC (SEC File No. 0-21911). You can read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 7, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006;

•	our Current Reports on Form 8-K filed on January 27, 2006, February 3, 2006, February 14, 2006, February 23, 2006, May 2, 2006, May 15, 2006, August 1, 2006, August 16, 2006, September 22, 2006, September 28, 2006, October 6, 2006 and October 31, 2006 and on Form 8-K/A filed on January 12, 2006; and

•	the description of our common stock and associated preferred stock purchase rights contained in Amendment No. 2 to our Current Report on Form 8-K filed on October 29, 2004.

In addition, we incorporate by reference any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement.

You may obtain a free copy of these filings (without exhibits, which can be obtained for a nominal charge) by writing or telephoning:

Bonnie Medlicott-Benway

Syntroleum Corporation

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on its cover page.

This prospectus is part of a registration statement we filed with the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

All expenses (other than fees and expenses of legal or other advisors to the selling holders) in connection with the offering described in this Registration Statement will be paid by Syntroleum Corporation, a Delaware corporation (the “Company”). Such expenses are as follows:*

Securities and Exchange Commission registration fee	$1,799
Printing expenses	10,000
Accounting fees and expenses	15,000
Legal fees and expenses	25,000
Miscellaneous	8,201

Total	$60,000

*The amounts set forth, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15.	Indemnification of Directors and Officers

Limitation of Liability of Directors

The Company’s Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from the following:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”), which concerns unlawful payments of dividends, stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

While the Company’s Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Company’s Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the Company’s Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

Indemnification of Directors and Officers

The Company’s Certificate of Incorporation provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Company’s Bylaws, to the fullest extent permitted from time to time by the DGCL, as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The Company may, by action of the Company’s Board of Directors, provide indemnification to employees and agents of the Company, and to persons serving as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Company, with the same scope and effect as the foregoing indemnification of directors and officers. The Company may be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company’s Board of Directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the Company’s Certificate of Incorporation or otherwise by the Company.

The Company’s Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may in the future be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators; provided, however, except as described in the second following paragraph with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, to obtain indemnification, a claimant is to submit to the Company a written request for indemnification. Upon such written request by a claimant, a determination, if required by applicable law, with respect to the claimant’s entitlement to indemnification will be made, if requested by the claimant, by independent legal counsel, or if the claimant does not so request, by the Company’s Board of Directors by a majority vote of the disinterested directors even though less than a quorum or, if there are no disinterested directors or the disinterested directors so direct, by independent legal counsel in a written opinion to the Company’s Board of Directors, or if the disinterested directors so direct, by the stockholders of the Company. In the event the determination of entitlement to indemnification is to be made by independent legal counsel at the request of the claimant, the independent legal counsel will be selected by the Company’s Board of Directors unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a change of control, in which case the independent legal counsel will be selected by the claimant unless the claimant requests that such selection be made by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, if a claim described in the paragraph above the preceding paragraph is not paid in full by the Company within thirty days after a written claim pursuant to the preceding paragraph has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The Company’s Bylaws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including the disinterested directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including the disinterested directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. However, the Company will be precluded from asserting that the procedures and presumptions set forth in the Company’s Bylaws are not valid, binding and enforceable and will be bound by a determination pursuant to the procedures set forth in the Company’s Bylaws that the claimant is entitled to indemnification in any suit brought by a claimant pursuant to the Company’s Bylaws.

The Company’s Bylaws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Company’s Bylaws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Company’s Certificate of Incorporation, the Company’s Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Bylaws permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. In addition, the Company’s Bylaws authorize the Company, to the extent authorized from time to time by the Company’s Board of Directors, to grant rights to indemnification and rights to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of the Company’s Bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Company.

The Company’s Bylaws provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition, except that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the Company’s Bylaws or otherwise.

The Company has entered into indemnification agreements with each of its directors and executive officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees’ receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined).

The Company currently has directors’ and officers’ insurance that insures directors and officers of the Company with respect to claims made for alleged “wrongful acts” in their roles as directors or officers of the Company and its subsidiaries. The insurance also insures the Company for claims against the Company’s directors or officers in situations in which the Company has an obligation to defend and/or indemnify its directors and officers.

ITEM 16.	Exhibits

Exhibit No.	Document
*3.1 —	Certificate of Incorporation of the Company (incorporated by reference to Appendix B to the Company’s Proxy Statement filed with the Securities and Exchange Commission on May 12, 1999 (File No. 0-21911)).

*3.2 —	Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 7, 2006 (File No. 0-21911)).

*3.2.1 —	Amendment to the Bylaws of the Company (incorporated by reference to Exhibit 3.3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 7, 2006 (File No. 0-21911))

*4.1 —	Second Amended and Restated Rights Agreement dated as of October 28, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*4.2 —	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated October 28, 2004 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

4.3 —	Warrants issued to Sovereign Oil & Gas Company II, LLC dated January 15, 2005, November 28, 2005 and July 26, 2006.

*10.1 —	Joint Development Agreement between Syntroleum International Corporation and Sovereign Oil & Gas Company II, LLC dated as of March 1, 2004 (incorporated by reference to Annex E to the Company’s Proxy Statement filed with the Securities and Exchange Commission on March 29, 2004 (File No. 0-21911)).

*10.2 —	Warrant Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (including form of warrant) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 12, 2004 (File No. 0-21911)).

10.3 —	Warrant Agreement dated as of November 28, 2005 between the Company and Sovereign Oil & Gas Company II, LLC.

10.4 —	Warrant Agreement dated as of July 26, 2006 between the Company and Sovereign Oil & Gas Company II, LLC.

*10.5 —	Registration Rights Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 12, 2004 (File No. 0-21911)).
*10.6 —	Participation Agreement between the Company and Marathon Oil Company dated May 8, 2002 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report of Form 10-Q for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 (File No. 0-21911)).
*10.7 —	Secured Promissory Note between the Company and Marathon Oil Company dated May 8, 2002 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 (File No. 0-21911)).
*10.7.1 —	Amendment No. 1 to Secured Promissory Note dated May 8, 2002 entered into on June 9, 2004 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed with the Securities and Exchange Commission on August 13, 2004 (File No. 0-21911)).

Exhibit No.	Document
*10.7.2 —	Amendment No. 2 to Secured Promissory Note dated May 8, 2002, effective as of March 4, 2005 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005 (File No. 0-21911)).
*10.7.3 —	Amendment No. 3 to Secured Promissory Note dated May 8, 2002, effective as of May 10, 2006 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006 (File No. 0-21911)).
*10.8 —	Secured Promissory Note between the Company and Marathon Oil Company dated February 1, 2003 (incorporated by reference to Exhibit 10.30 to the Company’s annual report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003 (File No. 0-21911)).
*10.8.1 —	Amendment No. 1 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003 entered into on June 9, 2004 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed with the Securities and Exchange Commission on August 13, 2004 (File No. 0-21911)).
*10.8.2 —	Amendment No. 2 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003, effective as of March 4, 2005 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005 (File No. 0-21911)).
*10.8.3 —	Amendment No. 3 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003, effective as of May 10, 2006 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006 (File No. 0-21911)).
*10.9 —	Amendment No. 5 dated as of February 13, 2006 to Letter Agreement dated October 3, 2003 between the Company and TI Capital Management (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2006 (File No. 0-21911)).
*10.10 —	Form of Service Vested Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006 (File No. 0-21911)).
5.1 —	Opinion of Richard L. Edmonson.
23.1 —	Consent of Grant Thornton LLP.
23.2 —	Consent of Richard L. Edmonson (contained in Exhibit 5.1).
24.1 —	Powers of Attorney (included on the signature page hereto).

* Incorporated by reference as indicated.

ITEM 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, the State of Oklahoma, on November 7, 2006.

SYNTROLEUM CORPORATION

By:	/s/ John B. Holmes, Jr.
John B. Holmes, Jr. President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Kenneth L. Agee, John B. Holmes, Jr., Greg G. Jenkins, Carla S. Covey and Richard L. Edmonson and each of them, each of whom may act without the joinder of the others, as his true and lawful attorneys-in-fact and agents, will full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 7, 2006.

Signature	Title

/s/ Kenneth L. Agee Kenneth L. Agee	Chairman of the Board and Chief Technology Officer

/s/ John B. Holmes, Jr. John B. Holmes, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Greg G. Jenkins Greg G. Jenkins	Executive Vice President of Finance and Business Development and Chief Financial Officer (Principal Financial Officer)

/s/ Carla S. Covey Carla S. Covey	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ Alvin R. Albe, Jr. Alvin R. Albe. Jr.	Director

/s/ Frank M. Bumstead Frank M. Bumstead	Director

Signature	Title

/s/ Ziad Ghandour Ziad Ghandour	Director

/s/ P. Anthony Jacobs P. Anthony Jacobs	Director

/s/ Robert B. Rosene, Jr. Robert B. Rosene, Jr.	Director

/s/ James R. Seward James R. Seward	Director

EXHIBIT INDEX

Exhibit No.		Document
*3.1	—	Certificate of Incorporation of the Company (incorporated by reference to Appendix B to the Company’s Proxy Statement filed with the Securities and Exchange Commission on May 12, 1999 (File No. 0-21911)).

*3.2	—	Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 7, 2006 (File No. 0-21911)).

*3.2.1	—	Amendment to the Bylaws of the Company (incorporated by reference to Exhibit 3.3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 7, 2006 (File No. 0-21911))

*4.1	—	Second Amended and Restated Rights Agreement dated as of October 28, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

*4.2	—	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated October 28, 2004 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 29, 2004 (File No. 0-21911)).

4.3	—	Warrant issued to Sovereign Oil & Gas Company II, LLC dated January 15, 2005, November 28, 2005 and July 26, 2006.

*10.1	—	Joint Development Agreement between Syntroleum International Corporation and Sovereign Oil & Gas Company II, LLC dated as of March 1, 2004 (incorporated by reference to Annex E to the Company’s Proxy Statement filed with the Securities and Exchange Commission on March 29, 2004 (File No. 0-21911)).

*10.2	—	Warrant Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (including form of warrant) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 12, 2004 (File No. 0-21911)).

10.3	—	Warrant Agreement dated as of November 28, 2005 between the Company and Sovereign Oil & Gas Company II, LLC.

10.4	—	Warrant Agreement dated as of July 26, 2006 between the Company and Sovereign Oil & Gas Company II, LLC.

*10.5	—	Registration Rights Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 12, 2004 (File No. 0-21911)).

*10.6	—	Participation Agreement between the Company and Marathon Oil Company dated May 8, 2002 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report of Form 10-Q for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 (File No. 0-21911)).

*10.7	—	Secured Promissory Note between the Company and Marathon Oil Company dated May 8, 2002 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 (File No. 0-21911)).

Exhibit No.		Document

*10.7.1	—	Amendment No. 1 to Secured Promissory Note dated May 8, 2002 entered into on June 9, 2004 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed with the Securities and Exchange Commission on August 13, 2004 (File No. 0-21911)).
*10.7.2	—	Amendment No. 2 to Secured Promissory Note dated May 8, 2002, effective as of March 4, 2005 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005 (File No. 0-21911)).

*10.7.3	—	Amendment No. 3 to Secured Promissory Note dated May 8, 2002, effective as of May 10, 2006 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006 (File No. 0-21911)).

*10.8	—	Secured Promissory Note between the Company and Marathon Oil Company dated February 1, 2003 (incorporated by reference to Exhibit 10.30 to the Company’s annual report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003 (File No. 0-21911)).

*10.8.1	—	Amendment No. 1 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003 entered into on June 9, 2004 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed with the Securities and Exchange Commission on August 13, 2004 (File No. 0-21911)).

*10.8.2	—	Amendment No. 2 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003, effective as of March 4, 2005 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005 (File No. 0-21911)).

*10.8.3	—	Amendment No. 3 to the Syntroleum Corporation Secured Promissory Note dated February 1, 2003, effective as of May 10, 2006 between the Company and Marathon Oil Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006 (File No. 0-21911)).

*10.9	—	Amendment No. 5 dated as of February 13, 2006 to Letter Agreement dated October 3, 2003 between the Company and TI Capital Management (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2006 (File No. 0-21911)).

*10.10	—	Form of Service Vested Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006 (File No. 0-21911)).

5.1	—	Opinion of Richard L. Edmonson.

23.1	—	Consent of Grant Thornton LLP.

23.2	—	Consent of Richard L. Edmonson (contained in Exhibit 5.1).

24.1	—	Powers of Attorney (included on the signature page hereto).

*	Incorporated by reference as indicated.